UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, DC 20549

Form 12b-25

NOTIFICATION OF LATE FILLING

Sec File Number    0-8164

Cusip Number

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For the period ending: March 31, 1998
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the transition period Ended:_______________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________________________________________
______________________________________________________________________

Part I- Registrant Information

Full name of Registrant:   Micro-Media Solutions, Inc.

Address of principal office:   501 Waller

City, State and Zip Code:  Austin, Texas 78702

Part II - Rules 12b-25(b) and (c)

If the subject could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

Part III - Narrative

Additional time is required in order to incorporate into the 10KSB complex equity transactions relating to issuance of series B and C preferred stock of the Registrant in accordance with SEC and Generally Accepted Accounting Principles.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Stephen J. Hoelscher, Comptroller        (512)             476-6925
(Name)                                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer in no, identify report(s).

                                      [X]Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [X]Yes  [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Micro-Media Solutions, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date____June 29, 1998______ By___/s/ Stephen J. Hoelscher, Comptroller
                                     Stephen J. Hoelscher, Comptroller